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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)*

                           Exigent International, Inc.
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                       (Name of Subject Company (Issuer))

Manatee Merger Corp. (Offeror), a wholly owned subsidiary of Harris Corporation
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
Person))

        Common Stock, par value $.01 per share (including the associated
         Series B Junior Participating Preferred Stock Purchase Rights)
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                         (Title of Class of Securities)

                                    302056106
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                      (CUSIP Number of Class of Securities)

                            Scott T. Mikuen, Esquire
                               Harris Corporation
                            1025 West NASA Boulevard
                            Melbourne, Florida 32919
                                 (321) 727-9100

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                           T. Malcolm Graham, Esquire
                              Holland & Knight LLP
                         50 N. Laura Street, Suite 3900
                           Jacksonville, Florida 32202
                                 (904) 353-2000


                            CALCULATION OF FILING FEE
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             Transaction
             Valuation*                       Amount of Filing Fee**
             $23,052,159                          Not applicable
----------------------------------- --------------------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 6,044,401 outstanding shares of common stock, par value $.01 per share, of Exigent International, Inc. (the "Shares"), (ii) the tender offer price of $3.55 per Share, (iii) 15,132 shares of Class A Preferred Stock, par value $.01 per share, of Exigent International, Inc., which shares are convertible into Shares and have an aggregate value of $53,718, and (iv) 1,966,496 options to acquire Shares with an exercise price of less than $3.55 under Exigent International, Inc.'s (i) Incentive Stock Option Plan 1Q (Non-Qualified), (ii) Incentive Stock Option Plan 3Q, (iii) Incentive Stock Option Plan 4Q, (iv) Independent Directors Stock Option Plan (5NQ), (v) Stock Option Plan 6Q, and (vi) Exigent International, Inc. Omnibus Stock Option and Incentive Plan, with an aggregate value of $1,540,819. Based on the foregoing, the transaction value is equal to the sum of
(1) the product of the number of outstanding Shares and $3.55 per Share, (2) the product of the number of outstanding shares of Class A Preferred Stock and $3.55 per share, and (3) the product of (A) 1,966,496 Shares which are subject to options to purchase Shares with an exercise price of less than $3.55 per share and (B) the difference between $3.55 per Share and the exercise price per Share of such options.


**The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.



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[ ]   Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      N/A              Filing Party:  N/A
                       ------------------                  --------------------

Form or Registration No.:    N/A              Dated Filed:  N/A
                         ----------------                 ---------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transaction to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]







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           HARRIS CORPORATION TO ACQUIRE EXIGENT INTERNATIONAL, INC.,
                        A SOFTWARE AND SERVICES BUSINESS

MELBOURNE, FL, APRIL 3, 2001 - Harris Corporation (NYSE:HRS) and Exigent International, Inc., (NASDAQ Small Cap:XGNT) today jointly announced the signing of a definitive merger agreement for Harris to acquire Exigent through a cash tender offer and merger. Harris is a worldwide communications equipment company. Exigent provides software and services for satellite command and control, telecommunications, and information technology, primarily for government markets.

The board of directors of each company has approved the transaction. Under the terms of the transaction, Manatee Merger Corp., a wholly-owned subsidiary of Harris Corporation, will commence a cash tender offer for all of Exigent's approximately 6 million outstanding common shares at a price of $3.55 per share in cash. The transaction values the equity of Exigent at $23 million, which includes payments for in-the-money Exigent employee stock options.

 Exigent is headquartered in Melbourne, Florida, and employs approximately 260 employees, including 220 engineering and technical personnel. Calendar year 2000 revenues were approximately $38 million. Exigent has primary engineering and service centers in Melbourne and the Washington, D.C. area, with smaller centers located in Colorado and North Carolina. Exigent operates through three subsidiaries: Exigent Software Technology, Inc., Exigent Digital Telecom and Wireless Networks, and Exigent Solutions Group. Exigent International was formed in 1996 as a holding company to build upon the strengths and track record of Software Technology, Inc, which has more than 22 years of experience providing telemetry equipment to the U.S. government.

"Exigent is an excellent fit with our existing government business," commented Phillip W. Farmer, chairman and CEO of Harris. "Exigent performs high-end software and systems work for space operations and has a world class set of commercial software products. Exigent has a stellar reputation and on-site presence with a key group of customers that are among our target channels of opportunity. The acquisition fits well with our core business at Harris, and it is our intent to provide a competitive posture that will allow it to grow and prosper."

B.R. "Bernie" Smedley, CEO and chairman of Exigent International, Inc., stated, "We are confident that the proposed sale to Harris Corporation will strengthen the market distribution and value of our products, continue to utilize the vast experience of our employees, and give all our stakeholders an immediate premium over the current market price."



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CIBC World Markets Corp. acted as financial advisor to Exigent in connection with the transaction and has rendered to the Board an opinion as to the fairness, from a financial point of view, of the $3.55 per share cash consideration to be received in the offer and merger by the holders of Exigent common stock (other than Harris and its affiliates).

The tender offer is expected to commence on or about April 17, 2001. The tender offer and merger are subject to customary conditions, including the tender of at least a majority of Exigent's outstanding shares. Following completion of the tender and receipt of Exigent shareholder approval, if required, each share of Exigent stock not tendered in the tender offer will be converted into the right to receive $3.55 in cash.

In connection with the proposed acquisition, Mr. Smedley has agreed with Harris Corporation to tender his shares in Exigent in connection with the offer.

Exigent International, Inc. is headquartered in Melbourne, Florida. Exigent International subsidiaries include: Exigent Software Technology, Inc., a leading provider of engineering services and software products to the aerospace and defense industries; Exigent Solutions Group, which provides a suite of Information Technology services, including Oracle services, to commercial and government customers; and Exigent Digital Telecom and Wireless Networks, which provides leading-edge technology services and products supporting distributed collaborative applications, network resource management, and message-oriented middleware products.

Harris Corporation is an international communications equipment company focused on providing product, system and service solutions that take its customers to the next level. The company provides a wide range of products and services for wireless, broadcast, network support, and government markets. Harris has sales and service facilities in more than 90 countries. Additional information about Harris Corporation is available at WWW.HARRIS.COM.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Exigent. At the time the subsidiary of Harris commences its offer, it will file a Tender Offer Statement with the SEC and Exigent will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER WILL BE MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT

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INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH
RESPECT TO THE OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of Exigent, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by Harris with the SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC's Web site at HTTP://WWW.SEC.GOV. Investors and security holders are strongly advised to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the tender offer referred to in this press release when they become available because they will contain important information.

FORWARD LOOKING STATEMENTS
This press release contains "forward-looking" statements within the meaning of the federal securities laws. These forward-looking statements can be identified by reference to words such as "expect," "believe," "anticipate," "plan," or similar expressions and involve risks and uncertainties, including, but not limited to, insufficient shares being tendered by Exigent's stockholders, or non-occurrence of other conditions required for completion of the tender offer, delays in the closing date of this transaction, and other factors which could cause Exigent's or Harris' actual results to differ materially from those set forth in such forward-looking statements.

                                      # # #

For additional information contact Harris Corporation at WEBMASTER@HARRIS.COM.

Harris Corporation Contact Information:

Pamela Padgett
Vice President Investor Relations
ppadge01@Harris.com
321-727-9383

Tom Hausman
Director Public Relations
thausm01@Harris.com
321-727-9131

Exigent International Contact Information:

Sally Ball
Executive Vice President & CFO
sally_ball@xgnt.com
321-952-7550, Ext. 1496

Shanti jones
Corporate Communications Specialist
shanti_jones@xgnt.com
321-952-7550, Ext. 1432